

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2014

Via E-mail
Mr. Suren Ajjarapu
Chief Executive Officer
Trxade Group, Inc.
17537 Darby Lane
Lutz, FL 33558

Re: Trxade Group, Inc.
Amendment No. 2 to Registration Statement on Form 10
Filed August 20, 2014
File No. 000-55218

Dear Mr. Ajjarapu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 3

1.   We note your response to comment 1 in our letter dated August 6, 2014 that "[a]t the closing of the merger, 28,800,000 shares of Trxade Nevada common stock and 670,000 shares of Trxade Nevada Series A Preferred Stock were outstanding."   This would appear to result in an aggregate of 29,470,000 shares being issued to former Trxade Nevada shareholders in the merger. Please reconcile with your disclosure on pages 4 and 29 that as a result of the merger, an aggregate of 29,500,000 shares were issued to former Trxade Nevada shareholders.

Certain Relationships and Related Transactions, and Director Independence, page 27

2.   We reissue comment 5 in our letter dated August 6, 2014. Please revise to disclose all the information required by Item 404 of Regulation S-K for the $19,333 related party

loan assumed by the company during the year ended December 31, 2013, or advise us why you believe such disclosure is not required.

Exhibits

3.   Please refile Exhibit 10.9 in a proper electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

        Please contact Tiffany Posil at (202) 551-3589 or me at (202) 551-3795 with any questions.

                                                Sincerely,

                                                /s/ Pamela Howell
                                                for

                                                John Reynolds
                                                Assistant Director

cc: Via E-mail
        Lawrence Schnapp, Esq.
        TroyGould PC